                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   ----------------

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                      ----------

                              ACT Networks, Inc.
-----------------------------------------------------------------------------
(Name of Issuer)
   Common Stock                                        000975102
------------------------------              ---------------------------------
(Title of class of securities)                       (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
----------------------------------------------------------------------------
(Name, address and telephone number of person authorized to
                         receive notices and communications)

                                  June 9, 2000
-----------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #06-0944931

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:         450,000

BENEFICALLY        8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:    450,000

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  450,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.28%

    14   TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:  #22-3528110

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:        72,000

BENEFICALLY        8    SHARED VOTING POWER:           0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:   72,000

PERSON WITH       10    SHARED DISPOSITIVE POWER:      0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  72,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.68%

    14   TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #13-3456480

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION: Delaware

NUMBER OF SHARES   7    SOLE VOTING POWER:       7,500

BENEFICALLY        8    SHARED VOTING POWER:         0
OWNED BY

EACH REPORTING     9   SOLE DISPOSITIVE POWER:   7,500

PERSON WITH       10    SHARED DISPOSITIVE POWER:    0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON: 7,500

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.07%

    14   TYPE OF REPORTING PERSON: PN

1.  SECURITY AND ISSUER
   This statement relates to the Common Stock (the "Stock"), of ACT Networks, Inc. (the "Company"). The Companys principal executive offices are located at 26707 West Agoura Road, Calabasas, California 91302.

2.  IDENTITY AND BACKGROUND
    The persons filing this statement are Alpine Associates, A Limited Partnership ("Associates"), a limited partnership organized under the laws of the State of New Jersey, principally engaged in the business of acting as a registered broker dealer and a member of the National Association of Securities Dealers; Alpine Partners, L.P. ("Partners"), a limited partnership organized under the laws of the State of New Jersey, principally engaged in the business of acting as a registered broker dealer and a member of the National Association of Securities Dealers; and Palisades Partners, L.P. ("Palisades"), a limited partnership organized under the laws of the State of Delaware, principally engaged in the business of trading in securities. (Associates, Partners and Palisades together are referred to as Registrants".) The principal office of each Registrant is located at 100 Union Avenue, Cresskill, New Jersey 07626. Eckert Corp. is the sole general partner of Associates and Partners. Victoria Eckert is the President of Eckert Corp. and its sole director. Eckert Corp. is a Delaware corporation. Its business address is 100 Union Avenue, Cresskill, New Jersey 07626. Its principal business is acting as general partner of Associates and Partners. Ms. Eckert is a citizen of the United States. Her business address is 100 Union Avenue, Cresskill, New Jersey 07626. Her principal occupation is acting as president of Eckert Corp. Gordon A. Uehling, Jr. is the sole general partner of Palisades. Mr. Uehling is a citizen of the United States. His business address is 100 Union Avenue, Cresskill, New Jersey 07626. His principal occupation is acting as general partner of Palisades. Robert E. Zoellner, a citizen of the United States whose business address is 100 Union Avenue, Cresskill, New Jersey 07626, provides investment management services to Associates, Partners and Palisades. Mr. Zoellner and Ms. Eckert are married. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, by virtue of their having a common investment manager and, in the case of Associates and Partners, a common general partner. Each disclaims beneficial interest in the others holdings. During the last five years, none of the above named persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  SOURCE AND AMOUNT OF FUNDS
    A total of $6,307,987, $1,009,363 and $103,281 has been used by
Associates, Partners and Palisades, respectively, to purchase shares of the Stock. The funds for such purchases have been obtained from working capital, which may at any given time include funds borrowed in the ordinary course of business from margin accounts. It is expected that additional purchases of Stock (if any) will be financed in the same manner.

4.  PURPOSE OF TRANSACTION
    Registrants purchased the Stock for investment, in the ordinary course of their businesses. In the future Registrants may, in the ordinary course of their businesses, make additional purchases and/or sales of the Stock.
Except as set forth in the preceding sentence, Registrants have no plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5.  INTEREST IN SECURITIES OF THE ISSUER
    (a) Associates owns 450,000 shares of the Stock. Partners owns 72,000 shares of the Stock. Palisades owns 7,500 shares of the Stock. Registrants believe, based on the Companys Report on Form 10-Q for the quarterly period ended March 31, 2000, that a total of 10,505,793 shares of the Stock are outstanding, so that the shares owned by Associates, Partners and Palisades represent approximately 4.28%, 0.68% and 0.07%, respectively, of the total outstanding shares.
    (b) Each Registrant has sole power to vote and dispose of the Stock held by it.
    (c) Since April 14, 2000, Associates purchased a total of 450,000 shares, at an aggregate cost of $6,307,987; Partners purchased a total of 72,000 shares, at an aggregate cost of $1,009,363; and Palisades purchased a total of 7,500 shares, at an aggregate cost of $103,281. See Item 5 (c) attached hereto.
    (d)  Not applicable.
    (e)  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
    Except as set forth above, neither Associates, Partners, Palisades nor any of the other persons referred to in Item 2 above has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

7.  EXHIBITS
    Exhibit 1 - Joint Filing Agreement

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE ASSOCIATES,
                                    A LIMITED PARTNERSHIP
                                By: Eckert Corp., General Partner


                                By: /S/TODD MASON
                                   --------------------------
                                   Todd Mason



DATED:  June 15, 2000

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE PARTNERS, L.P.
                                By: Eckert Corp., General Partner


                                By: /S/TODD MASON
                                    --------------------------
                                    Todd Mason


DATED:  June 15, 2000

                                    SCHEDULE 13-D
                                    -------------



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   PALISADES PARTNERS, L.P.


                               BY:  /S/GORDON A. UEHLING, JR.
                                   --------------------------
                                   Gordon A. Uehling, Jr.



DATED:  June 15, 2000


                                    SCHEDULE 13-D
                                      ITEM 5 (C)

TRADE DATE		NO. OF SHARES		NO. OF SHARES	      PRICE PER
                  PURCHASED (1)              SOLD (1)               SHARE

                          TRANSACTIONS BY ASSOCIATES
                          ---------------------------------

05/04/00              6000                      0                  13.9375
05/04/00              4500                      0                  13.921875
05/04/00             39500                      0                  13.9375
05/05/00              5000                      0                  13.625
05/08/00              5600                      0                  13.75
05/08/00              4400                      0                  13.734375
05/08/00             40000                      0                  13.6875
05/08/00             25000                      0                  13.50
05/08/00             20000                      0                  13.50
05/09/00             10000                      0                  13.625
05/11/00              5000                      0                  12.9375
05/11/00               500                      0                  12.8125
05/11/00              9500                      0                  12.75
06/06/00             21000                      0                  14.00
06/06/00             20000                      0                  13.625
06/06/00              2300                      0                  13.71875
06/06/00              2900                      0                  13.84375
06/06/00              5000                      0                  13.875
06/06/00              4800                      0                  14.00
06/07/00              2000                      0                  13.796875
06/07/00              3000                      0                  14.0625
06/07/00              5100                      0                  14.1875
06/07/00              5000                      0                  14.25
06/07/00              4900                      0                  14.234375
06/07/00             20000                      0                  14.3438
06/07/00             37600                      0                  14.3125
06/08/00             40500                      0                  14.1487
06/09/00              2000                      0                  14.625
06/09/00             98900                      0                  14.5293

TRANSACTIONS BY PARTNERS
---------------------------------

05/04/00              8000                      0                  13.9375
05/08/00              8000                      0                  13.6875
05/08/00              8000                      0                  13.50
05/11/00              4000                      0                  12.75
06/06/00              9000                      0                  14.00
06/07/00             12400                      0                  14.3125
06/08/00              6500                      0                  14.1487
06/09/00             16100                      0                  14.5293

TRANSACTIONS BY PALISADES
------------------------------

05/04/00              2500                      0                  13.9375
05/08/00              5000                      0                  13.6875

 (1) Transactions were effected in the open market, on the exchange where the securities are traded, if any, and otherwise in transactions with Broker-Dealers.